Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaCopper Inc. (“NovaCopper” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

July 18, 2012

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on July 18, 2012, and both filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On July 18, 2012 NovaCopper announced the initial NI 43-101 compliant resource estimate for the Ruby Creek Zone of the Bornite Deposit in the Ambler Mining District of Alaska. At a 0.5% cut-off grade, the Ruby Creek Zone contains an indicated resource of approximately 180 million pounds of copper and an inferred resource of approximately 885 million pounds of copper.

Item 5.	5.1 - Full Description of Material Change

NovaCopper released the results of an initial National Instrument 43-101 compliant resource estimate for the Ruby Creek Zone of the Bornite deposit for its Upper Kobuk Mineral Project (“UKMP”) located in the highly prospective Ambler mining district of northwest Alaska.

It is important to note that the Ruby Creek Zone resource of the Bornite deposit does not include any part of the highly prospective South Reef target located roughly 600 meters east of the Ruby Creek Zone resource. Exploration drilling at South Reef encountered exceptional copper values including: DH-187 which intersected 178.0 meters grading 4.01% copper, including a 34.7 meter section grading 12.03% copper; and DH-194 which intersected 110.6 meters of 2.64% copper – none of the drilling on the South Reef target has been included in the current Ruby Creek Zone resource estimate. Additional drilling is currently underway to obtain sufficient data for the preparation of a NI 43-101 compliant resource estimate for the South Reef target.

Table 1. Bornite Deposit - Ruby Creek Zone Resources

	Indicated			Inferred
cutoff %Cu	Tonnes (millions)	Grade % Cu	Pounds (millions)	Tonnes (millions)	Grade % Cu	Pounds (millions)
0.3	9.0	1.00	198.6	74.3	0.68	1113.3
0.5	6.8	1.19	178.7	47.7	0.84	883.2
1.0	2.4	2.03	109.3	11.4	1.31	329.8
1.5	1.0	3.26	71.6	1.9	1.94	82.8
2.0	0.6	4.49	55.0	0.5	2.65	30.3

•	Base Case is 0.5% Cu cut-off grade.
•	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
•

Resources stated as contained within a potentially economic resource limiting pit shell using metal price of US$3.00 per lb Cu, mining costs of US$1.50 per tonne, processing costs of US$10.00 per tonne, 100% recoveries and an average pit slope of 45 degrees.

•	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

In 2011, NovaCopper drilled 2,564 meters of core in six verification diamond drill holes in the Ruby Creek Zone which had been discovered and explored by Kennecott over a 40-year tenure on the property. The 2011 Ruby Creek program accomplished the following: 1) confirmed and verified the historical mineralization identified by Kennecott; 2) re-logged previously drilled holes by Kennecott; and 3) re-interpreted the geologic and mineralization model appropriate for a low-grade open-pit resource rather than a high-grade underground resource as was the focus of Kennecott. A NI 43-101 Technical Report on the Ruby Creek Zone at the Bornite deposit will be filed on SEDAR within 45 days.

Mineralization in the Ruby Creek Zone occurs as two discrete strata bound lenses: a Lower Reef which outcrops and dips approximately 30 degrees to the northeast; and an Upper Reef lying roughly 150 meters above the Lower Reef stratigraphy and which includes a small high-grade zone named the No.1 Orebody by Kennecott. Mineralization is hosted by a Devonian age carbonate sequence containing broad zones of silica-dolomite alteration and associated sulfide mineralization including bornite, chalcopyrite, chalcocite occurring as disseminations and vein stockworks as well as crackle and mosaic breccia fill and locally massive to semi-massive replacement bodies.

In late 2011, NovaCopper contracted BD Resource Consulting Inc. to estimate a resource for the Ruby Creek Zone at Bornite. Table 1 reports resources for the Ruby Creek Zone at various cut-off grades with a 0.5% Cu used as a base case cut-off for potentially exploitable open pit resources. Indicated Resources for the Ruby Creek Zone at a 0.5% Cu cut-off are 6.8 million tonnes at 1.19% Cu.

Inferred Resources for the Ruby Creek Zone at a 0.5% Cu cut-off are 47.7 million tonnes at 0.84% Cu. As required under NI 43-101, reasonable prospects for economic viability of the mineral resources have been exhibited by the application of a resource limiting pit shell built about copper grades in the model using a projected metal price of US$3.00 per lb Cu, mining costs of US$1.50 per tonne, processing costs of US$10.00 per tonne, 100% recoveries and an average pit slope of 45 degrees.

The Ruby Creek Zone estimation utilized five-meter compositing of assays from 195 drill holes completed between 1961 and 2011. Estimated blocks were 5 x 5 x 5 meters on a side. Hard boundaries (no mixing of data between domains) were established between three domains (phyllite, carbonate, and massive sulfide).

The interpolation used ordinary kriging with a maximum of 2 composites from a single drill hole and a minimum of 1 composite to a maximum of 12 composites to estimate the grade in a block. Classification criteria for estimated blocks required 2 composites from 2 drill holes averaging < 50m in distance from the block for classification as Indicated Resource. Classification criteria for Inferred resources blocks required 2 composites from 2 drill holes averaging < 88m in distance from the estimated block. Due to the local high-grade nature of mineralization in the Ruby Creek Zone, samples >10% copper were limited in their influence to an area of 20 x 20 x 10 meters in effect capping the high-grade mineralization. This methodology effectively removed 14% of the contained copper in the model.

The Ruby Creek Zone remains open and will be focus of continued resource expansion. Significant potentially mineralized material has been suggested by the development of the resource estimate and drilling will be undertaken to test the prospective areas.

Scott Petsel, P.Geo. (UKMP Project Manager) is a qualified person as defined by NI 43-101 and has reviewed and accepts responsibility for the technical information contained herein. Mr. Bruce Davis, FAusIMM, the president of BD Resource Consulting Inc. and the author of the technical report, is an independent “qualified person”, within the meaning of National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101).

This material change report includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold Resources Inc.’s Management Proxy Circular dated February 27, 2012 for the special meeting of securityholders held to consider the spin-out filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

5.2 - Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaCopper Inc. is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 638-8088
Fax: (604) 669-6272

Item 9.	Date of Report

July 26, 2012